Exhibit 99.1

Opera Reports Fourth Quarter and Full-Year 2025 Results Ahead of Expectations, Announces $300 Million Share Repurchase Program

Fourth quarter revenue increased 22% year-over-year to $177.2 million, exceeding the guidance range

Fourth quarter adjusted EBITDA was $41.9 million, representing a 24% margin, and also exceeding the guidance range

For the full year, revenue increased 28% to 614.8 million and adjusted EBITDA was $142.5 million, representing a 23% margin

Initiated 2026 guidance, anticipating full-year revenue of $720 - 735 million (17 - 20% growth) and adjusted EBITDA of $167 - 172 million. First quarter 2026 revenue is guided to $169 - 172 million (18 - 21% growth) with adjusted EBITDA of $38 - 40 million, maintaining a strong 23% margin throughout the year

Announced major share repurchase program for up to $300 million over two years with pro rata repurchases from public shareholders and its majority shareholder, complementing existing recurring dividend program

OSLO, Norway, February 26, 2026 — Opera Limited (NASDAQ: OPRA), a leading global browser and AI agent company, today announced financial results for the quarter and full year ended December 31, 2025.

“2025 was a year of exceptional execution and financial overperformance for Opera. Our results for the fourth quarter yet again exceeded our guidance, with revenue reaching $177.2 million, bringing our full-year revenue to $614.8 million. This represents a remarkable 28% year-over-year increase, driven by successful growth in both advertising and query revenue, fueled by in particular e-commerce and expanding our monetization of user intent. We have paired this rapid growth with strong profitability, generating full-year adjusted EBITDA of $142.5 million. These results demonstrate the strength of our business model as we continue to scale efficiently while returning significant value to our shareholders. To further underscore our strong cash generation and confidence in Opera’s future, our Board has authorized a major $300 million share repurchase program, which will serve as a powerful complement to our recurring dividend,” said Lin Song, CEO.

“With Opera browsers having always been tailored for the most demanding users, we are excited about our opportunity to create the best orchestration layer possible for end-users to benefit from the rapidly expanding ecosystem of AI platforms and services. We are excited about our industry partnerships in this space, and how we leverage third-party LLMs and our agentic based engine to provide a native AI experience directly from the browser — one that is context-aware while maintaining privacy and control in the hands of our users. We’ve redefined the browsing experience with the launch of two new browsers in 2025, Air and Neon, tailored to distinct audiences in the same way as Opera One and Opera GX. Beyond the browser, our MiniPay wallet has seen explosive growth, reaching 13 million activated wallets. Through our expanded partnership with Tether we are providing seamless financial access and innovative digital utility to emerging markets globally,” continued Mr. Song.

Fourth Quarter and Full-Year 2025 Financial Highlights

	Three Months Ended December 31,			Twelve Months Ended December 31,
In thousands, except percentages and per share amounts	2024	2025	% Change	2024	2025	% Change
Revenue	$145,833	$177,210	22%	$480,648	$614,825	28%

Net income	$28,688	$55,705	94%	$80,771	$108,282	34%
Net income margin	20%	31%		17%	18%

Adjusted net income (1)	$24,759	$27,357	10%	$86,093	$102,069	19%
Adjusted net income margin	17%	15%		18%	17%

Adjusted EBITDA (1)	$32,993	$41,890	27%	$115,309	$142,530	24%
Adjusted EBITDA margin	23%	24%		24%	23%

Diluted earnings per share	$0.32	$0.61	91%	$0.90	$1.19	32%
Adjusted diluted earnings per share (1)	$0.28	$0.30	9%	$0.96	$1.12	17%

Net cash flow from operating activities	$21,643	$40,210	86%	$104,977	$117,728	12%
As percentage of adjusted EBITDA	66%	96%		91%	83%

Free cash flow from operations (1)	$18,635	$35,350	90%	$70,190	$97,707	39%
As percentage of adjusted EBITDA	56%	84%		61%	69%

_______________

(1)
See the sections below titled “Non-IFRS Financial Measures” and “Reconciliations of Non-IFRS Financial Measures” for explanations and reconciliations of non-IFRS financial measures.

Fourth Quarter 2025 and Recent Business Highlights

•
Advertising revenue grew 25% year-over-year to $114.4 million, representing 65% of total revenue. Advertising revenue was driven by continued strong momentum from e-commerce partners, which remained the fastest-growing vertical.
•
Query revenue grew 16% year-over-year to $62.3 million, accounting for 35% of total revenue and benefiting from over 200% growth in non-search query revenue.
•
Opera had 284 million average monthly active users (“MAUs”) in the quarter, with annualized average revenue per user (“ARPU”) of $2.49, an increase of 26% versus the fourth quarter of 2024. During the quarter Opera added 2 million Western Market MAUs, bringing the total to 60 million.
•
The Opera GX gaming browser had 34 million average MAUs in the quarter across PC and mobile, up 1.5 million versus the prior quarter.
•
New AI capabilities powered by Google’s latest Gemini models were added to Opera One, Opera GX, and Opera Neon, delivering faster and improved AI features to over 80 million PC browser users.
•
Opera announced an expansion of USDT and Tether Gold support within MiniPay, helping millions of users gain stable, dollar denominated access to value and savings. MiniPay’s rapid growth to over 13 million activated wallets and 360 million completed peer-to-peer transactions. This milestone coincided with the rollout of the "Pay like a local" feature in Latin America, enabling users to make direct, real-time payments from stablecoin balances to key local platforms Mercado Pago and PIX, bridging the gap between digital assets and everyday utility.
•
Net cash flow from operating activities was $40.2 million, representing 96% of adjusted EBITDA. At quarter-end, cash and cash equivalents totaled $155.5 million.
•
A dividend of $0.40 per share under our semi-annual dividend program was announced in December and paid in January.

Authorization of $300 Million Share Repurchase Program

Opera’s Board of Directors has authorized a share repurchase program of up to $300 million, effective immediately and available for a two-year period. Under this program, the Company will repurchase its American Depositary Shares (ADSs) from the public market, as well as pro-rata purchases of ordinary shares from its majority shareholder. As a result, the public free float will continue to represent the same percentage ownership of Opera.

Under the terms of the program, Opera’s management is authorized to execute repurchases in any form it deems appropriate. The program does not obligate any repurchases and may be modified at the discretion of Opera’s Board of Directors at any time. The program will be funded by Opera's operational cash generation and strong balance sheet. Opera remains fully committed to its semi-annual recurring dividend program, alongside the newly authorized share repurchases.

Fourth Quarter 2025 Financial Results

All comparisons in this section are relative to the fourth quarter of 2024 unless otherwise stated.

Revenue increased 22% to $177.2 million.

•
Advertising revenue increased 25% to $114.4 million.
•
Query revenue increased 16% to $62.3 million.
•
Technology licensing and other revenue was $0.5 million.

Operating expenses increased 25% to $148.1 million.

•
The total amount of technology and platform fees, content cost and cost of inventory sold, all being costs of revenue, was $66.3 million, or 37% of revenue.
•
Personnel expenses excluding share-based compensation increased 31% to $21.9 million due to quarterly fluctuations, with an annual expense of $79.0 million representing a 13% increase versus 2024.
•
Share-based compensation expenses amounted to $7.5 million, a 603% increase versus $1.1 million in the fourth quarter of 2024, with an annual expense of $31.3 million representing a 222% increase versus 2024. The increase follows the granting of approximately 1.9 million share-equivalent RSUs in early 2025 and front-loaded cost recognition of multi-year grants.
•
Marketing and distribution expenses decreased 7% to $38.1 million due to quarterly fluctuations, with an annual expense of $142.2 million representing an 8% increase versus 2024.
•
Depreciation and amortization increased 13% to $4.9 million, with an annual expense of $18.9 million representing a 21% increase versus 2024.
•
All other operating expenses increased 25% to $9.4 million, mostly due to higher network and infrastructure costs and quarterly fluctuations, with an annual expense of $32.5 million representing a 5% increase versus 2024.

Operating profit was $28.5 million, representing a 16% margin, compared to an operating profit of $27.6 million and a margin of 19% in the fourth quarter of 2024.

Net finance loss was $1.0 million, a result of foreign exchange loss of $1.8 million, partially offset by $0.8 million in net interest income.

Income tax expense was $8.4 million, corresponding to an effective tax rate of 13%, and representing 20% of adjusted EBITDA. This compares to income tax expense of $5.3 million in the fourth quarter of 2024, representing 16% of adjusted EBITDA. On a full year basis, income tax expense was $16.9 million or 12% of adjusted EBITDA, compared to $17.6 million or 15% of adjusted EBITDA in 2024.

Net income was $55.7 million, representing a 31% margin, compared to net income of $28.7 million and a margin of 20% in the fourth quarter of 2024.

Adjusted net income was $27.4 million, representing a 15% margin and an increase of 10% relative to $24.8 million and a 17% margin in the fourth quarter of 2024.

Adjusted EBITDA was $41.9 million, representing a 24% margin and an increase of 27% relative to $33.0 million and a 23% margin in the fourth quarter of 2024.

Diluted earnings per share was $0.61, whereas adjusted diluted earnings per share was $0.30.

Net cash flow from operating activities was $40.2 million, or 96% of adjusted EBITDA. Free cash flow from operations was $35.4 million, or 84% of adjusted EBITDA.

Business Outlook

	First Quarter 2026 Guidance	Full-Year 2026 Guidance
Revenue	$169 – 172 million	$720 – 735 million
Year-over-year revenue growth	18 – 21%	17 – 20%
Adjusted EBITDA (1)	$38 – 40 million	$167 – 172 million
Adjusted EBITDA margin (2)	23%	23%

_______________

(1)
See the section below titled “Non-IFRS Financial Measures” for explanations of non-IFRS financial measures.
(2)
The percentages shown for adjusted EBITDA margin have been calculated based on the midpoints of the revenue and adjusted EBITDA guidance.

“Our initial guidance for 2025 was for growth of 17%, after which our steady cadence of overperformance added $52 million of revenue as the year progressed, or 11 percentage points of growth. While we are very pleased with our 2025 performance, we are still early in realizing our potential. As we embark on a new year, we are excited by both the quality and potential of our products, and our opportunities to continue growing our financial results,” said Frode Jacobsen, CFO.

“Our ability to launch a major share repurchase program, on top of an already meaningful recurring dividend, only highlights the attractiveness of our operating model, strong balance sheet and commitment to shareholder returns. In fact, the program's size is greater than all our previous repurchases combined, and represents a compelling ROI opportunity for our shareholders,” continued Mr. Jacobsen.

Conference Call and Webcast Information

Opera’s management will host a conference call to discuss the fourth quarter 2025 financial results at 8:00 a.m. ET today. The live webcast of the conference call can be accessed at our investor relations website at investor.opera.com, along with the earnings press release and financial tables. Following the call, a replay will be available at the same website.

We also provide announcements on our investor relations website at investor.opera.com regarding our financial performance and other matters, including SEC filings, press releases, slide presentations, business blog posts and information on corporate governance.

Non-IFRS Financial Measures

In addition to revenue, net income, net cash flow from operating activities and other financial measures presented in accordance with IFRS Accounting Standards, we use adjusted net income, adjusted EBITDA, adjusted diluted earnings per share and free cash flow from operations to manage our business, make planning decisions, evaluate our performance, and allocate resources. We believe adjusted net income, adjusted EBITDA and adjusted diluted earnings per share provide meaningful supplemental information regarding our financial performance by excluding certain items that may not be indicative of recurring core business operating results. We believe free cash flow from operations provides useful information regarding our ability to generate cash from business operations that is available for acquisitions and other investments, and for distributions to our shareholders, even though free cash flow from operations does not represent the residual cash flow available for discretionary expenditures.

We define adjusted net income as net income excluding (i) profit (loss) from discontinued operations, (ii) gain (loss) on investments in unconsolidated entities, (iii) non-recurring expenses, (iv) impairment of non-financial assets, (v) amortization of acquired intangible assets, (vi) share-based compensation expenses, and (vii) the income tax effect of these adjustments. Adjusted net income margin is calculated as adjusted net income divided by revenue, whereas adjusted diluted earnings per share is calculated as adjusted net income divided by the diluted weighted average number of shares outstanding.

We define adjusted EBITDA as net income excluding (i) profit (loss) from discontinued operations, (ii) income tax expense, (iii) net finance income (expense), (iv) gain (loss) on long-term investments in unconsolidated entities, (v) non-recurring expenses, (vi) impairment of non-financial assets, (vii) depreciation and amortization, (viii) share-based compensation expenses, and (ix) other operating income. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by revenue.

We define free cash flow from operations as net cash flows from (used in) operating activities less (i) purchases of fixed and intangible assets, (ii) development expenditure and (iii) payment of lease liabilities.

We believe the non-IFRS financial measures defined above are useful to investors both because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and because they are used by our institutional investors and the analyst community to help them analyze the health of our business. However, these non-IFRS financial measures should not be considered substitutes for, or superior to, the financial information presented in accordance with IFRS Accounting Standards. Our calculations of adjusted net income, adjusted EBITDA, adjusted diluted earnings per share and free cash flow from operations may differ from similarly-titled non-IFRS measures, if any, reported by our peers. In addition, the non-IFRS financial measures may be limited in their usefulness because they do not present the full economic effects of certain items of income, expenses and cash flows. We compensate for these limitations by providing reconciliations of our non-IFRS financial measures to the most closely related financial measures in IFRS Accounting Standards in the section titled “Reconciliations of Non-IFRS Financial Measures” included at the end of this earnings press release. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view our reported non-IFRS financial measures in conjunction with net income and net cash flow from operating activities.

Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements include, but are not limited to, statements relating to our expectations regarding our business, strategy, products, services, outlook and guidance. Forward-looking statements are based on management’s current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Important factors that could cause actual results to differ materially include, among others: (i) our ability to attract, retain, and engage users and to increase ARPU; (ii) changes in macroeconomic conditions and advertising demand; (iii) our ability to maintain and improve monetization from query and revenue-sharing arrangements, including dependence on major partners and changes in their commercial terms, policies, algorithms, or distribution mechanics; (iv) changes by platform providers (including mobile operating systems, browsers, app stores, and device manufacturers) that could affect distribution, product functionality, data access, attribution, or monetization; (v) competition in browsers, AI-enabled user experiences, digital advertising, and consumer internet products; (vi) the successful development, deployment, adoption, and monetization of new products and features, including AI initiatives, and the costs and risks associated with them; (vii) privacy, data protection, consumer protection, competition/antitrust, online safety, and other laws and regulations (including changes in interpretation, enforcement, or compliance obligations) and related litigation or regulatory inquiries; (viii) security incidents, service disruptions, outages, and failures of our or third parties’ systems; (ix) our ability to manage operational, technical, and infrastructure costs, including hosting and distribution costs, and to scale effectively; (x) foreign currency exchange rate fluctuations and other market volatility; (xi) geopolitical events, sanctions, or restrictions affecting the markets in which we operate; (xii) our ability to attract and retain key personnel; and (xiii) other risks and uncertainties described under “Risk Factors” in our most recent Annual Report on Form 20-F and in our other filings and submissions with the U.S. Securities and Exchange Commission.

All information provided in this press release is as of the date hereof and is based on assumptions that the Company believes to be reasonable as of this date, and it undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About Opera

Opera is a user-centric and innovative software company focused on enabling the best possible internet browsing experience across devices. Hundreds of millions worldwide use Opera’s mobile and desktop browsers for their speed, security, and unique features, enhanced with integrated AI that enables users to navigate and interact with the web in new transformative ways. Founded in 1995 and headquartered in Oslo, Norway, Opera is listed on the Nasdaq stock exchange under the ticker symbol “OPRA”. Download Opera products from opera.com and learn more about Opera at investor.opera.com.

Contacts

Investor relations:

Matthew Wolfson

investor-relations@opera.com

Media:

press-team@opera.com

Opera Limited

Consolidated Statement of Operations

(In thousands, except per share amounts, unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2024	2025	2024	2025
Revenue	$145,833	$177,210	$480,648	$614,825
Other operating income	89	(556)	2,367	(378)
Operating expenses:
Technology and platform fees	(2,513)	(2,579)	(10,010)	(9,312)
Content cost	(1,124)	(1,703)	(3,891)	(6,066)
Cost of inventory sold	(44,134)	(62,026)	(118,658)	(205,127)
Personnel expenses excluding share-based compensation	(16,708)	(21,903)	(69,940)	(78,994)
Share-based compensation expenses	(1,061)	(7,457)	(9,718)	(31,273)
Marketing and distribution expenses	(40,943)	(38,127)	(131,951)	(142,218)
Credit loss expense	532	371	784	713
Depreciation and amortization	(4,353)	(4,940)	(15,582)	(18,861)
Impairment of non-financial assets	(109)	(425)	(113)	(1,946)
Other operating expenses	(7,950)	(9,353)	(31,674)	(31,291)
Total operating expenses	(118,363)	(148,142)	(390,753)	(524,375)
Operating profit	27,559	28,512	92,262	90,072
Share of net income (loss) of equity-accounted investees	(2)	298	(2)	268
Fair value gain on long-term investments	5,000	36,300	5,000	36,300
Net finance income (expense):
Finance income	995	928	3,577	3,294
Finance expense	(154)	(153)	(586)	(610)
Net foreign exchange gain (loss)	633	(1,806)	(1,839)	(4,108)
Net finance income (expense)	1,473	(1,031)	1,152	(1,424)
Income before income taxes	34,030	64,079	98,412	125,216
Income tax expense	(5,342)	(8,373)	(17,642)	(16,934)
Net income attributable to Opera shareholders	$28,688	$55,705	$80,771	$108,282

Earnings per share:
Basic	$0.32	$0.62	$0.91	$1.21
Diluted	$0.32	$0.61	$0.90	$1.19
Weighted-average number of shares outstanding:
Basic	88,480	89,648	88,463	89,555
Diluted	89,741	91,011	89,676	90,956

Opera Limited

Consolidated Statement of Comprehensive Income

(In thousands, unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2024	2025	2024	2025
Net income	$28,688	$55,705	$80,771	$108,282
Other comprehensive income (loss):
Items that may be reclassified to the Statement of Operations:
Exchange differences on translation of foreign operations	(2,115)	333	(811)	3,529
Reclassification of exchange differences on loss of control	—	141	—	141
Other comprehensive income (loss)	(2,115)	474	(811)	3,670
Total comprehensive income attributable to Opera shareholders	$26,573	$56,179	$79,960	$111,952

Opera Limited

Consolidated Statement of Financial Position

(In thousands, unaudited)

	As of December 31,
	2024	2025
Assets:
Property and equipment	$34,058	$32,744
Goodwill	429,742	430,323
Intangible assets	97,509	98,898
Investment in OPay	258,300	294,600
Equity-accounted investments	1,248	4,016
Other non-current investments and financial assets	1,760	1,625
Deferred tax assets	1,063	1,585
Total non-current assets	823,681	863,792
Trade receivables	92,823	112,593
Other current receivables	4,560	7,033
Cash and cash equivalents	126,797	155,466
Other current assets	7,724	4,367
Total current assets	231,904	279,459
Total assets	$1,055,585	$1,143,251

Equity:
Share capital	$18	$18
Additional paid-in capital	647,212	576,046
Treasury shares	(238,815)	(238,815)
Retained earnings	536,623	674,735
Foreign currency translation reserve	(4,938)	(1,268)
Total equity attributable to Opera shareholders	940,100	1,010,716
Liabilities:
Non-current lease liabilities	5,631	4,544
Deferred tax liabilities	8,689	9,212
Other non-current liabilities	71	10
Total non-current liabilities	14,391	13,766
Trade and other payables	75,285	89,520
Current lease liabilities	3,955	3,866
Income tax payable	3,190	6,610
Deferred revenue	5,441	4,499
Other current liabilities	13,222	14,273
Total current liabilities	101,093	118,768
Total liabilities	115,484	132,535
Total equity and liabilities	$1,055,585	$1,143,251

Opera Limited

Consolidated Statement of Changes in Equity

(In thousands, except number of shares, unaudited)

For the twelve months ended December 31, 2024:

	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Retained earnings	Foreign currency translation reserve	Total equity attributable to Opera shareholders
As of January 1, 2024	87,518,284	$18	$717,610	$(238,815)	$445,164	$(4,127)	$919,850
Net income	—	—	—	—	80,771	—	80,771
Other comprehensive loss	—	—	—	—	—	(811)	(811)
Cost of equity awards, net of tax	—	—	—	—	10,689	—	10,689
Issuance of shares upon exercise of equity awards	961,870	—	—	—	—	—	—
Dividends	—	—	(70,398)	—	—	—	(70,398)
As of December 31, 2024	88,480,154	$18	$647,212	$(238,815)	$536,623	$(4,938)	$940,100

For the twelve months ended December 31, 2025:

	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Retained earnings	Foreign currency translation reserve	Total equity attributable to Opera shareholders
As of January 1, 2025	88,480,154	$18	$647,212	$(238,815)	$536,623	$(4,938)	$940,100
Net income	—	—	—	—	108,282	—	108,282
Other comprehensive income	—	—	—	—	—	3,670	3,670
Cost of equity awards, net of tax	—	—	—	—	29,830	—	29,830
Issuance of shares upon exercise of equity awards	1,167,902	—	—	—	—	—	—
Dividends	—	—	(71,167)	—	—	—	(71,167)
As of December 31, 2025	89,648,056	$18	$576,046	$(238,815)	$674,735	$(1,268)	$1,010,716

Opera Limited

Consolidated Statement of Cash Flows

(In thousands, unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2024	2025	2024	2025
Cash flows from operating activities:
Income before income taxes	$34,030	$64,079	$98,412	$125,216
Adjustments to reconcile income before income taxes to net cash flow from operating activities:
Net finance (income) expense	(1,473)	1,031	(1,152)	1,424
Fair value gain on long-term investments	(5,000)	(36,300)	(5,000)	(36,300)
Share of net income (loss) of equity-accounted investees	2	(298)	2	(268)
Impairment of non-financial assets	109	425	113	1,946
Depreciation and amortization	4,353	4,940	15,582	18,861
Cost of equity awards	856	7,700	8,631	30,079
Other adjustments	(355)	279	(66)	(516)
Changes in working capital:
Trade and other receivables	(18,212)	(11,489)	(20,199)	(22,715)
Other current assets	(3,008)	(1,181)	(1,820)	(786)
Trade and other payables	11,607	13,762	23,038	13,592
Deferred revenue	1,970	505	(4,830)	(943)
Other liabilities	145	2,917	(86)	991
Income taxes paid	(3,380)	(6,160)	(7,649)	(12,854)
Net cash flow from operating activities	21,643	40,210	104,977	117,728
Cash flows from investing activities:
Purchase of equipment	(34)	(1,339)	(23,344)	(5,546)
Development expenditure	(1,872)	(2,236)	(7,263)	(9,699)
Investment in an associate	(1,250)	—	(1,250)	(2,500)
Sale of long-term investments	833	—	1,333	—
Interest received	995	928	3,412	3,294
Net cash flow used in investing activities	(1,328)	(2,648)	(27,112)	(14,451)
Cash flows from financing activities:
Dividends paid	8	—	(37,435)	(71,167)
Payment of lease liabilities	(1,102)	(1,285)	(4,181)	(4,776)
Interest paid	(141)	(186)	(530)	(610)
Net cash flow used in financing activities	(1,236)	(1,470)	(42,146)	(76,552)
Net change in cash and cash equivalents	19,080	36,092	35,720	26,724
Cash and cash equivalents at beginning of period	106,005	119,042	93,863	126,797
Effect of exchange rate changes on cash and cash equivalents	1,713	332	(2,785)	1,944
Cash and cash equivalents at end of period	$126,797	$155,466	$126,797	$155,466

Opera Limited

Supplemental Financial Information

(In thousands, unaudited)

Revenue

The following table presents revenue disaggregated by type:

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2024	2025	2024	2025
Advertising	$91,756	$114,401	$290,723	$396,040
Query	53,890	62,298	188,997	216,832
Technology licensing and other revenue	187	510	927	1,953
Total revenue	$145,833	$177,210	$480,648	$614,825

Share-based Compensation Expenses

The table below presents the amounts of share-based compensation expenses:

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2024	2025	2024	2025
Cost of Opera-granted awards	$(2,388)	$(6,139)	$(5,760)	$(27,282)
Cost of parent-granted awards (1)	1,527	(1,561)	(2,872)	(2,797)
Total cost of equity awards	(861)	(7,700)	(8,631)	(30,079)
Social security contributions for Opera-granted awards	(200)	243	(1,087)	(1,194)
Total share-based compensation expenses	$(1,061)	$(7,457)	$(9,718)	$(31,273)

_______________

(1)
Kunlun, the majority shareholder of Opera, has granted equity awards to Opera employees as compensation for services provided to Opera. Opera does not have any obligation to settle the awards granted by Kunlun and such awards do not lead to dilution for Opera shareholders.

Other Operating Expenses

The table below presents the items of other operating expenses:

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2024	2025	2024	2025
Hosting	$(3,126)	$(4,060)	$(12,360)	$(13,572)
Audit, legal and other advisory services	(1,899)	(1,705)	(7,687)	(6,171)
Software license fees	(770)	(932)	(4,026)	(3,418)
Rent and other office expenses	(541)	(583)	(2,305)	(2,295)
Travel	(493)	(520)	(1,959)	(1,978)
Other	(1,121)	(1,553)	(3,338)	(3,857)
Total other operating expenses	$(7,950)	$(9,353)	$(31,674)	$(31,291)

Opera Limited

Reconciliations of Non-IFRS Financial Measures

(In thousands, except per share amounts, unaudited)

The following table presents a reconciliation of adjusted net income to net income:

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2024	2025	2024	2025
Net income	$28,688	$55,705	$80,771	$108,282
Add (deduct):
Fair value (gain) on long-term investments	(5,000)	(36,300)	(5,000)	(36,300)
Share of net loss of equity-accounted investees	2	(298)	2	(268)
Impairment of non-financial assets	109	425	113	1,946
Amortization of acquired intangible assets	645	645	2,580	2,580
Share-based compensation expenses	1,061	7,457	9,718	31,273
Income tax effect on adjustments	(747)	(277)	(2,091)	(5,444)
Adjusted net income	$24,759	$27,357	$86,093	$102,069
Diluted weighted-average number of shares outstanding	89,741	91,011	89,676	90,956
Adjusted diluted earnings per share	$0.28	$0.30	$0.96	$1.12

The following table is a reconciliation of adjusted EBITDA to net income:

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2024	2025	2024	2025
Net income	$28,688	$55,705	$80,771	$108,282
Add (deduct):
Income tax expense	5,342	8,373	17,642	16,934
Net finance (income) expense	(1,473)	1,031	(1,152)	1,424
Fair value (gain) on long-term investments	(5,000)	(36,300)	(5,000)	(36,300)
Share of net loss of equity-accounted investees	2	(298)	2	(268)
Impairment of non-financial assets	109	425	113	1,946
Depreciation and amortization	4,353	4,940	15,582	18,861
Share-based compensation expenses	1,061	7,457	9,718	31,273
Other operating income	(89)	556	(2,367)	378
Adjusted EBITDA	$32,993	$41,890	$115,309	$142,530

The table below reconciles free cash flow from operations to net cash flow from operating activities:

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2024	2025	2024	2025
Net cash flow from operating activities	$21,643	$40,210	$104,977	$117,728
Deduct:
Purchase of equipment	(34)	(1,339)	(23,344)	(5,546)
Development expenditure	(1,872)	(2,236)	(7,263)	(9,699)
Payment of lease liabilities	(1,102)	(1,285)	(4,181)	(4,776)
Free cash flow from operations	$18,635	$35,350	$70,190	$97,707